Exhibit 12

North Shore Gas Company and Subsidiary Companies

Statement Re: Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	6 months ended 03/31/2003	12 months ended 03/31/2003	Fiscal years ended September 30,
			2002	2001	2000	1999	1998
Net Income Before Preferred Stock Dividends	$14,000	$15,691	$12,921	$14,580	$6,184	$12,492	$12,985

Add–Income Taxes	8,397	9,246	7,916	9,013	3,657	7,396	8,124
Fixed Charges excluding capitalized interest	1,863	4,308	5,045	5,434	5,114	5,277	5,190

Earnings	$24,260	$29,245	$25,882	$29,027	$14,955	$25,165	$26,299

Fixed Charges including capitalized interest	$1,863	$4,308	$5,045	$5,434	$5,114	$5,277	$5,190

Ratio of Earnings to Fixed Charges	13.02	6.79	5.13	5.34	2.92	4.77	5.07